15 Koch Road Corte Madera, California 94925 T. 415.924.1005 F. 415.927.9133 RestorationHardware.com

July 29, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	RH

Form 10-K for Fiscal Year Ended February 2, 2019

Filed March 29, 2019

Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2019

Filed May 31, 2019

Form 10-Q for Quarterly Period Ended May 4, 2019

Filed June 13, 2019

File No. 001-35720

Dear Ms. Thompson:

On behalf of RH (the “Company”), this letter responds to your letter, dated July 24, 2019 (the “Comment Letter”), regarding the above-referenced filings. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type. In connection with this letter, the Company is today filing Amendment No. 2 to the Form 10-K (“Amendment No. 2”) by EDGAR.

Form 10-K for Fiscal Year Ended February 2, 2019

Item 6. Selected Consolidated Financial Data

Other Financial and Operating Data, page 37

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

1.

We note your calculation of EBITDA in footnote (5) on pages 40-41 contains adjustments for items other than interest, taxes, depreciation and amortization. Specifically, you also adjust for goodwill and tradename impairment and loss on extinguishment of debt. If you present a similar measure in future filings, please ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations Non-GAAP Financial Measures updated April 4, 2018. Similar changes should be made to your earnings release.

Response:

The Company acknowledges the Staff’s comment, and in future filings, the Company’s presentation of EBITDA will adhere to the definition of EBITDA as described in Item 10(e)(1)(ii)(A) of Regulation S-K. Any adjustments outside the scope of such definitional guidance will be addressed within the definition of a different measure such as Adjusted EBITDA.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 42

2.

We reference your risk factor disclosure on page 14 regarding the 25% increase in tariffs on merchandise imported from China and that your sales may fall in response to price increases. We also note that 41% and 46% of your total dollar volume purchases were sourced from China in fiscal 2018 and 2017, respectively, as described in the second paragraph on page 6. When considering the requirements of Item 303(a)(3)(ii) of Regulation S-K., please tell us how you concluded you did not need to describe trends or uncertainties related to these tariffs that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, or any material changes in the relationship between costs and revenues. Please address your disclosures in both your Form 10-K and in your May 4, 2019 Form 10-Q. In your response, please separately address your analysis of the 10% tariff that was effective as of September 24, 2018 and the 25% tariff on goods shipped on or after May 10, 2019.

Response:

The Company believes that the disclosures regarding the potential risks related to tariffs included in its Form 10-K and Form 10-Q adequately convey the potential for adverse impact as a result of the tariffs applicable with respect to the Company’s products that are sourced from China. The Company has taken a number of actions to mitigate the impact of the China tariffs generally including both the initial 10% tariffs imposed in September, 2018 as well as the increase in China tariffs imposed in May, 2019.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

At the time the 10% tariffs became effective on September 24, 2018, the Company adopted a number of mitigation measures including:

•	Negotiation of product cost reductions with vendors that manufacture tariff-impacted merchandise in China, and,

•	Increases in the selling prices to consumers with respect to tariff-impacted merchandise.

The combination of the product cost reductions and the increases in our selling prices was designed to mitigate the potential impact of the 10% tariff on the Company’s product margins on tariff-impacted goods. While we recognize that there is a potential risk that sales volume could be negatively impacted as a result of such increases in selling prices to consumers, the Company has not identified discernable trends related to the 10% tariffs and the Company’s mitigation measures.

With regard to the increase in tariffs to the 25% rate on goods shipped on or after May 10, 2019, this change took effect after our first quarter ending May 4, 2019 and as a result had no impact on the quarter. The Company has also adopted mitigation measures with respect to such increased tariffs consistent with the measures taken related to the 10% tariff, but it is still too early to predict the outcome of such increase in tariffs or the mitigation measures adopted by the Company in response to such increases in tariffs.

Respectfully, the Company believes that the Management’s Discussion and Analysis (“MD&A”) in the above referenced Form 10-K and Form 10-Q is accurate and complete for these purposes and that no specific additional discussion of tariffs was required at the time in connection with such disclosures in order to address a known trend or uncertainty within the meaning contemplated by Item 303 of Regulation S-K. The Company believes that the risk factor language on the subject matter of tariffs was appropriately comprehensive and the Company submits that it does not individually address its various risks factors in each instance within the MD&A portions of its SEC filings. Rather, the Company addresses and discusses risk factors within the MD&A section on a case by case basis as warranted, including consideration of the extent to which they may or could have a material impact on the Company.

The Company acknowledges the Staff’s comment, however, and confirms to the Staff that we will continue to monitor the impact tariffs have on the Company’s operating results and, if the Company identifies trends or uncertainties related to tariffs in future reporting periods, it will provide appropriate additional discussion of such trends or uncertainties in the MD&A portion of the corresponding SEC filings.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

Amendment No. 1 to Form 10-K for Fiscal Year Ended February 2, 2019

General

3.

We note your Amendment No. 1 to Form 10-K filed May 31, 2019 includes updates to Item 9B in relation to your restated credit agreement and second lien credit agreement entered into on May 31, 2019. Please file an amended Form 10-K to set forth the complete text of Item 9B. Refer to Exchange Act Rule 12b-15. Additionally, we note that your amended Form 10-K did not include all of the certifications specified by Items 601(B)(31) and (B)(32) of Regulation S-K. Please ensure that your amended Form 10-K includes all required certifications.

Response:

The Company acknowledges the Staff’s comment, and in response has provided Item 9B in its entirety in Amendment No. 2, which consolidates all of the Item 9B disclosure as previously provided in the Form 10-K filed on March 29, 2019 and as provided in Amendment No. 1 to the Form 10-K filed on May 31, 2019. In addition, the Company has included with Amendment No. 2 all of the certifications specified by Items 601(B)(31) and (B)(32) of Regulation S-K, as requested.

Form 10-Q for Quarterly Period Ended May 4, 2019

Notes to Condensed Consolidated Financial Statements

Note 1 – The Company

Revisions, page 8

4.

We note your disclosure regarding the errors in your financial statements for the year ended February 3, 2018 and quarterly period ended May 4, 2019, respectively. In light of the fact that you identified multiple errors within a relatively short period of time, please tell us whether management reconsidered the adequacy of its previous conclusion regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures. As part of your response, please describe to us the deficiencies in controls that resulted in these errors. To the extent management maintains its conclusion that internal controls and disclosure controls and procedures were effective, despite the errors, please tell us the basis for management’s conclusion.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

Response:

The Company reconsidered the adequacy of its previous conclusion regarding the effectiveness of its internal control over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) as a result of the accounting errors described in Note 1 of the Form 10-Q for quarterly period ended May 4, 2019 in the year ending February 1, 2020 (fiscal 2019). Set forth below is a summary of the considerations undertaken by management to assess the severity of the control deficiencies and management’s conclusions regarding the effectiveness of the Company’s ICFR and DC&P.

As disclosed in Note 1 of the Form 10-Q for quarterly period ended May 4, 2019, the Company revised its accompanying unaudited interim financial statements due to the identification of the following errors:

•

Equity reclassification related to the Company’s retirement of treasury stock which impacted the quarterly and year-end reporting periods of the fiscal year ended February 3, 2018 (fiscal 2017) and the first and second quarterly reporting periods of the fiscal year ended February 2, 2019 (fiscal 2018), as first reported in the third quarter of fiscal 2018 Form 10-Q;

•

Misstatements related to an exited lease which impacted the fourth quarter of fiscal 2017 and the first quarter of fiscal 2018 ended May 5, 2018, as first reported in the first quarter of fiscal 2019 Form 10-Q; and

•

Cash flow reclassification related to the Company’s unpaid capital expenditures which impacted the quarterly and year-end reporting periods of fiscal 2018, as first reported in the first quarter of fiscal 2019 Form 10-Q.

In connection with the identification of these errors, management performed an assessment of the materiality of these misstatements in accordance with ASC 250-10-S99. Based on the results of this assessment, these errors were not considered to be material to any of the previously issued financial statements either individually or in the aggregate.

The Company also performed an analysis to determine the impact of the errors on management’s assessment of the effectiveness of its ICFR and DC&P as of February 2, 2019 (fiscal 2018) and as of May 4, 2019 (first quarter of fiscal 2019). This analysis included consideration of the nature and cause of the deficiency, the impact to the consolidated financial statements and the potential aggregation of the deficiencies to determine whether these deficiencies constitute a material weakness in internal control over financial reporting.

Such assessments considered both qualitative and quantitative factors in accordance with SEC Release No. 33-8810, Section II, B1 to determine whether there was a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis, including consideration of how the applicable internal controls or compensating controls would have identified each such misstatement if the amounts involved were material.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

The Company evaluated the severity of the deficiencies and concluded that the deficiencies did not indicate a material weakness in internal controls and were not indicative of a broader or systemic issue with the Company’s ICFR or DC&P. As a result, the Company reconsidered and reaffirmed its previous conclusions that it maintained effective internal control over financial reporting and disclosure controls and procedures.

The following presents a summary of the above mentioned errors and the Company’s assessment of controls:

Treasury stock

•

The Company retired treasury stock in the first quarter of fiscal 2017 for the first time since inception. The Company identified in the third quarter of fiscal 2018 that, due to a lack of precision in the design of the related control activity to review the presentation requirements over the cost of treasury stock upon retirement, the Company did not correctly reclassify the cost associated with the share repurchases of $19.5 million from the treasury share line item to either (1) retained earnings or (2) an allocation between retained earnings and additional paid-in capital. The Company disclosed this revision upon identification of the error in Note 1 of the Form 10-Q for the quarterly period ended November 3, 2018. The Company also disclosed this revision in the fiscal 2018 Form 10-K and the Form 10-Q for the quarterly period ended May 4, 2019 and plans to continue to disclose this revision in the Form 10-Q for the quarterly period ended August 3, 2019 in order to effect the revision for all comparative periods.

•

At the time that the deficiency was identified in the third quarter of fiscal 2018, the Company evaluated the magnitude of the potential misstatement that could have resulted from the deficiency based on quantitative and qualitative factors. As a result of this assessment, the Company concluded the magnitude of the potential misstatement was not material based on consideration of the following:

•	This deficiency would only result in reclassification between two line items within equity;

•	There would be no impact on key performance metrics; and

•	There would be no impact on any other compliance requirement, including: state laws, Company corporate by-laws, debt covenants, and the ability to pay dividends.

•

Based on the analysis above, management concluded that the deficiency represents a significant deficiency in internal control over financial reporting and maintained its conclusion that internal controls and disclosure controls and procedures were effective.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

•

The Company completed a second treasury stock retirement in the fourth quarter of fiscal 2018 and increased the precision of its control activity to include accounting for the retirement of treasury stock. Upon retirement, management correctly recorded the cost of the treasury stock and also concluded the design and operation of the revised control activity was effective. Therefore, management concluded that this control deficiency was remediated by the end of its fiscal year 2018.

Distribution center closure

•

The Company ceased operations at one of its distribution center facilities in the fourth quarter of fiscal 2017. The Company identified in the first quarter of fiscal 2019 that, due to a deficiency in the related control over the identification of the unit of account in accounting for exited location, in connection with the computation of the transaction the Company understated its exit and disposal costs by $2.1 million. While the previous conclusions and interpretations of exit and disposal obligations were based on accounting literature research, after additional research and consideration of the relevant facts, management identified that the conclusions were not in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and therefore the understatement was an error.

•

The Company evaluated the magnitude of the potential misstatement that could have resulted from the deficiency based on quantitative and qualitative factors. As a result of this assessment, the Company concluded the magnitude of the potential misstatement was not material based on consideration of the following:

•	The magnitude of the potential misstatement is below management’s quantitative materiality thresholds for the impacted periods; and

•	There would be no material impact on any key performance metrics.

•

While the error was not material and therefore is considered to not warrant revision individually, the Company reported the revision in Note 1 of the Form 10-Q for quarterly period ended May 4, 2019 in connection with the modified retrospective application of ASC 842 Leases as further discussed in Note 2 of the Form 10-Q.

•

Based on the analysis above, management concluded that the deficiency represents a deficiency in internal controls and maintains its conclusion that internal controls and disclosure controls and procedures were effective.

Cash flow: Unpaid capital expenditures

•

In connection with the preparation of the consolidated statement of cash flows for the first quarter of fiscal 2018, the Company incorrectly computed the change in accrued capital expenditures for the period. The Company identified in the first quarter of fiscal 2019 that this error was carried forward to each of the subsequent reporting periods in fiscal 2018 resulting in a misclassification between operating and investing cash flows. The miscalculation was due to a deficiency in the design of controls over the review of hard-coded inputs within the cash flow calculations which resulted in an incorrect classification between operating and investing cash flows of $9.2 million.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

•

The Company evaluated the magnitude of the potential misstatement that could have resulted from the deficiency to the interim and annual financial statements and evaluated the materiality based on quantitative and qualitative factors. As a result of this assessment, the Company concluded the magnitude of the potential misstatement was not material based on consideration of the following:

•	This deficiency would only result in reclassification between two line items within the cash flow statement and would not change total cash flows;

•	The magnitude of the potential misstatement does not flip any cash flow activities between “provided by” or “used in” and does not affect any trends;

•	The deficiency would not impact earnings or debt covenants; and

•	There would be no impact on key performance metrics or the Company’s guidance.

•

Based on the analysis above, management concluded that the deficiency represents a significant deficiency in internal controls and maintains its conclusion that internal controls and disclosure controls and procedures were effective.

As noted above, the Company concluded that none of the control deficiencies discussed above constitute a material weakness. In addition to the individual assessment of deficiencies in controls, the Company assessed the aggregation of all known deficiencies that were unremediated as of February 2, 2019 and May 4, 2019. In light of the multiple errors identified within a relatively short period of time, the Company reconsidered the adequacy of its previous conclusion regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures, as described below.

The Company aggregated all known unremediated deficiencies by significant accounts or disclosures, relevant assertion, business unit or component, business process, and component of internal control. The deficiencies described above occurred in different business processes and do not affect the same accounts or disclosures. Additionally, of the deficiencies that resulted in an error requiring revision, only the cash flow control deficiency noted above was not remediated as of February 2, 2019 and May 4, 2019, and there were no other unremediated control deficiencies impacting the cash flow statement or presentation and disclosure assertion to aggregate with this deficiency at fiscal year end 2018 or the end of the first quarter of fiscal 2019. These deficiencies do not have similar root causes with each other, nor with any of the other control deficiencies that were not remediated at the time. Accordingly, the Company maintains its conclusion that the combination of all deficiencies does not indicate ineffective internal control over financial reporting or disclosure controls and procedures.

Ms. Jennifer Thompson

Securities and Exchange Commission

July 29, 2019

The Company assessed whether situations existed that might indicate a material weakness in internal control over financial reporting. Such assessment included, without limitation, that there was no identification of fraud on the part of senior management, there was no restatement of previously issued financial statements for a material misstatement nor could the errors have risen to a level such that there was a material misstatement, and there was not ineffective oversight by the Company’s Audit Committee. The Company further considered whether any of these deficiencies might prevent prudent officials in the conduct of their owns affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with US GAAP. Based on the considerations outlined above, the Company concluded that the deficiencies, or combination of deficiencies, did not indicate a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis in the Company’s consolidated financial statements.

In evaluating our disclosure controls and procedures following the identification of the matters noted above, management, including our Chief Executive Officer and Chief Financial Officer, concluded that despite these deficiencies, our system of internal control was designed and operating effectively, for all relevant periods, to provide reasonable assurance that information required to be disclosed by us were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Management also assessed the related control enhancements made to internal control over financial reporting since the identification of the deficiencies discussed above and concluded that none of these enhancements resulted in a material change to the Company’s internal control over financial reporting during fiscal 2018 or the first quarter of fiscal 2019.

The conclusions reached above with respect to the errors and control deficiencies were discussed with the Company’s Audit Committee of the Board of Directors prior to the filing of the Company’s Form 10-K for the year ended February 2, 2019 and prior to the filing of the Company’s Form 10-Q for the period ended May 4, 2019. In weighing all of the factors explained above, and the reconsideration of the adequacy of the Company’s previous conclusions, management continues to believe that the Company’s ICFR and DC&P were effective as of February 2, 2019 and as of May 4, 2019.

If you require additional information or have any questions about this letter, please call me at (917) 882-5454.

Very truly yours,

/s/ Jack Preston
Jack Preston
Chief Financial Officer